Algonquin Power & Utilities Corp. and
The Empire District Electric Company Announce
Missouri Public Service Commission Authorization of Merger Transaction;
Motion to Amend Kansas Procedural Schedule
OAKVILLE, ON and JOPLIN, MO – September 8, 2016 – Algonquin Power & Utilities Corp. ("APUC") (TSX: AQN) and The Empire District Electric Company (“Empire”) (NYSE:EDE) announced today updates with respect to the required regulatory approvals in connection with the merger (the “Merger”) of Empire with and into Liberty Sub Corp. (“Merger Sub”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of February 9, 2016 by and among Empire, Merger Sub and Liberty Utilities (Central) Co. (“Liberty Central”).
The Missouri Public Service Commission (the “MPSC”) has approved the stipulations and agreements between Empire, Merger Sub, and Liberty Central (collectively, the “Applicants”), the MPSC Staff, the Office of Public Counsel, and the other remaining parties. The Applicants are authorized to consummate the Merger in accordance with the terms and conditions of the Merger Agreement. The order is effective October 7, 2016.
Empire and APUC further announced, with regard to the Merger application proceeding in Kansas, the filing of a joint motion by the Applicants, Kansas Corporation Commission Staff, and the Citizens’ Utility Ratepayer Board (collectively, the “Parties”) to amend the procedural schedule ordered June 9, 2016 by the Kansas Corporation Commission (the “KCC”). The Parties have reached an agreement in principle that would resolve all issues in the matter of the Merger application, and are requesting the procedural schedule be modified to set forth an order due date of December 14, 2016, rather than the initial due date of January 10, 2017. This motion to amend the procedural schedule requires approval by the KCC.
“The approval granted in Missouri yesterday marks the completion of another key milestone in our transaction with Empire,“ commented Ian Robertson, CEO of APUC. “Combined with the expectations regarding the procedural schedule in Kansas, we believe our ability to close the Merger remains on track to our expected Q1 2017 timeline.”
Brad Beecher, Empire’s President and CEO added, “With Missouri, Oklahoma and FERC approvals in place, a settlement agreement awaiting approval in Arkansas, and an agreement in principle with the Parties in Kansas, we continue to make steady progress toward the consummation of this transaction. Pending approval of the joint motion to amend the procedural schedule and subsequent approval of the Merger from the Arkansas and Kansas Commissions, we expect closing in early 2017.”

About Algonquin Power & Utilities Corp.
APUC is a $5 billion North American diversified generation, transmission and distribution utility. The distribution business group provides rate regulated water, electricity and natural gas utility services to over 564,000 customers in the United States. The generation business group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,300 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR. Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
About The Empire District Electric Company
Based in Joplin, Missouri, The Empire District Electric Company (NYSE:EDE) is an investor-owned, regulated utility providing electric, natural gas (through its wholly owned subsidiary, The Empire District Gas Company) and water service, with approximately 218,000 customers in Missouri, Kansas, Oklahoma, and Arkansas. A subsidiary of the Company also provides fiber optic services.
Information Concerning Forward-Looking Statements
Certain matters discussed in this press release are “forward-looking statements” within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995 and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about beliefs, expectations, estimates, projections, goals, forecasts, assumptions, risks and uncertainties, are forward-looking statements. Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “intends,” “plans,” “anticipates,” “pro forma,” “predicts,” “seeks,” “could,” “would,” “will,” “can,” “continue” or “potential” and the negative of these terms or other comparable or similar terminology or expressions. The forward-looking statements in this press release include, without limitation, statements relating to Liberty Utilities’ proposed acquisition of Empire, regulatory approvals, the completion of the proposed transaction, benefits of the proposed transaction, and anticipated future financial measures and operating performance and results, including estimates for growth. These statements reflect APUC’s and Empire’s management’s current beliefs and are based on information currently available to APUC management and Empire management. Forward-looking statements involve significant risk, uncertainties and assumptions. Certain factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements (some of which may prove to be incorrect). APUC and Empire caution readers that a number of factors could cause actual results, performance or achievement to differ materially from the results discussed or implied in the forward-looking statements. Important factors that could cause actual results, performance and results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to the following: (i) the risk that Liberty Utilities or Empire may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals or agreements with other parties interested therein may delay the proposed transaction or may be subject to or impose adverse conditions or costs; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; or could otherwise cause the failure of the merger to close; (iii) the risk that a condition to the closing of the proposed transaction may not be satisfied; (iv) the failure to obtain, or to obtain on favorable terms, any financing necessary to complete the merger; (v) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed merger; (vi) the receipt of an unsolicited offer from another party to acquire assets or capital stock of Empire that could interfere with the proposed merger; (vii) the timing to consummate the proposed transaction; (viii) the costs incurred to consummate the proposed transaction or any financing transaction related to the proposed transaction, or to realize any benefits of the proposed transaction; (ix) the credit ratings of the companies following the proposed transaction; (x) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees, regulators or suppliers; (xi) the diversion of management time and attention on the transaction; (xii) general worldwide economic conditions and related uncertainties; (xiii) the effect and timing of changes in laws or in governmental regulations (including environmental laws and regulations); (xiv) the timing and extent of changes in interest rates, commodity prices and demand and market prices for gas and electricity; and (xv) other factors discussed or referred to in the “Risk Factors” section of APUC’s most recent Annual Information Form filed with securities regulators in Canada and such other materials that APUC may file in connection with the proposed transaction with securities regulators in Canada or in the “Risk Factors” or “Forward Looking Statements” sections of Empire’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the SEC) and in subsequently filed Forms 10-Q and 8-K.

Contacts:

INVESTOR RELATIONS Dale Harrington Director of Investor Relations 417-625-4222 dharrington@empiredistrict.com	MEDIA COMMUNICATIONS Julie Maus Director of Corporate Communications 417-625-5101 jmaus@empiredistrict.com
INVESTOR RELATIONS
Ian Tharp, CFA    Sarah Aspinall
Vice President, Investor Relations    Investor Relations and Communications Specialist
Algonquin Power & Utilities Corp.    Algonquin Power & Utilities Corp.
905-465-6770        905-465-6118
ian.tharp@APUCorp.com        sarah.aspinall@libertyutilities.com